UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-303

Harris Teeter Supermarkets, Inc. Retirement and Savings Plan

701 Crestdale Road

Matthews, North Carolina 28105

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedule Prepared in Accordance with the Financial Reporting Requirements of ERISA.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2019 and 2018 and for the year ended December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

Participants of the Harris Teeter Supermarkets, Inc.

Retirement and Savings Plan and the Retirement Plan

Committee of Harris Teeter Supermarkets, Inc.

Matthews, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Harris Teeter Supermarkets, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

We have served as the Plan's auditor since 2005.

Charlotte, North Carolina

June 29, 2020

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2019 and 2018

	2019	2018
ASSETS
Cash	$53,456	$810
Fully benefit-responsive investment contract, at contract value	55,845,781	51,514,955
Investments, at fair value:
Mutual funds	67,280,342	146,298,234
Common collective trust funds	839,922,942	593,696,283
Kroger shares	7,540,656	8,015,405
	914,743,940	748,009,922
Receivables:
Participant contributions	1,060,973	597,098
Employer contributions	21,663,168	19,383,897
Notes receivable from participants	33,110,677	30,421,014
	55,834,818	50,402,009
Total Assets	1,026,477,995	849,927,696

LIABILITIES
Administrative expenses payable	20,538	32,632
NET ASSETS AVAILABLE FOR BENEFITS	$1,026,457,457	$849,895,064

The accompanying notes are an integral part of these financial statements.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2019

Investment income:
Dividends	$3,111,743
Net change in fair value of investments	175,590,386
178,702,129

Interest income on notes receivable from participants	1,768,651

Contributions:
Participant	55,452,008
Employer	32,783,962
88,235,970

Other income	238,494

Total Additions	268,945,244

Deductions:
Benefits paid to participants	90,809,107
Administrative expenses	1,573,744
Total Deductions	92,382,851

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	176,562,393

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	849,895,064

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$1,026,457,457

The accompanying notes are an integral part of these financial statements.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE A – DESCRIPTION OF THE PLAN

Harris Teeter Supermarkets, Inc. (the “Company”) is a wholly owned subsidiary of The Kroger Co. (“Kroger”). The Company is the sole member of Harris Teeter, LLC (the “Employer”) and sponsors the Harris Teeter Supermarkets, Inc. Retirement and Savings Plan (the “Plan”).

The following description of the Plan provides only general information. On December 31, 2019 the Plan was amended and restated, generally effective January 1, 2019. The common shares of Kroger are referred to as “Kroger Shares” herein. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Company sponsors the Plan, which is a defined contribution plan with 401(k) features. The Plan is maintained by the Company primarily for the benefit of employees of the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Under the provisions of the Plan, eligible employees may elect to have the Company make contributions to the Plan on their behalf out of their regular salary and bonus (before state and federal income taxes or as Roth contributions). Employees become eligible to participate in the Plan after three months of employment. Participants may generally contribute up to 30% of gross pay not to exceed established limits of $19,000 for 2019. Highly compensated employees are subject to additional contribution limitations. In addition to established limits, participants age 50 or older may contribute “catch-up” contributions of $6,000 for 2019. Participants may elect to make pre-tax and/or Roth contributions, subject to the aggregate limits stated above.

Contributions

The Plan includes Company matching contributions at a rate determined at the sole discretion of the Board of Directors of the Company or its delegate. The Company matching contributions are applicable only to the first 4% of compensation contributed by participants. The matching contributions are deposited with each payroll contribution.

For each plan year (January 1 – December 31), the Company generally makes an Automatic Retirement Contribution (“ARC”) to an individual participant’s account if the participant has completed at least 1,000 hours of service during the 12-month period ending on September 30 of each plan year and is employed by the Company or its subsidiaries on the last day of the plan year. Contributions are a percentage of the individual participant’s pay, determined on the basis of the combined years of age and years of service as of the last day of the plan year.

Participants may generally direct the investment of their contributions, the Company’s matching contributions, and their ARC from among various investment options offered by the Plan, including Kroger Shares, subject to certain limitations. In the event an effective investment direction is not made by the participant, and in the case of contributions made by or on behalf of a participant that, under the terms of the Plan, are to be invested in the Plan's default investment, such contributions shall be invested in a default investment fund that meets the requirements of ERISA, Department of Labor Regulations and any other related regulations or similar guidance.  During the reporting year, the Plan's default investment fund was an age-appropriate retirement fund/trust based upon retirement at age 65. Participants may not direct more than 20% of their contributions into Kroger Shares.  If participants direct more than 20% of their contributions into Kroger Shares, the excess will be invested in the Plan's default investment. In addition, amounts may not be transferred from existing investment funds to Kroger Shares if the resulting amount of Kroger Shares exceeds 20% of the aggregate value of the participant’s account. Generally, a participant’s Kroger Shares account will be invested exclusively in Kroger Shares. The Company intends the Kroger Shares account to be a permanent investment fund unless the Company’s Retirement Plan Committee determines, in its sole discretion, that the continued holding or purchase of Kroger Shares would be inconsistent with ERISA.

Participant Accounts

Each participant’s account is credited or charged with the participant’s contributions, allocations of the Company’s contributions, plan earnings, benefit payments and allocations of administrative expenses and plan losses. Allocations of administrative expenses may be determined on a per participant basis or prorated across all participants’ investments based proportionately on each participant’s account balance, depending upon the category and nature of the expense. There is also a quarterly administrative credit provided to eligible participants based upon the amount the Plan’s recordkeeper receives for administrative services from certain of the Plan’s investments. The recordkeeping fee was $1,298,411 and $1,215,762 for years ended December 31, 2019 and 2018, respectively. The administrative fee credit was $238,494 and $326,603 for years ended December 31, 2019 and 2018, respectively. The administrative credits provided to eligible participants are shown as other income in the statement of changes in net assets available for benefits. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Upon a bona fide termination of service from the Company, participants may receive the vested value of their account. In general (and except for certain distributions associated with the ARC which include an annuity purchase option), payment of any benefit is made in the form of a lump-sum payment, or the participant may elect partial or installment distributions, as outlined in the Plan document. In-service withdrawals are subject to certain restrictions, and they generally include rollover withdrawals, age 59-1/2 withdrawals, merged ESOP plan withdrawals, certain financial hardship withdrawals and qualified reservist distributions. Participants are taxed on their accounts upon withdrawal, except for qualified rollovers into other tax deferred plans, and withdrawal of Roth contributions plus earnings thereon, subject to certain restrictions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. For Company matching contributions and ARC, a participant is fully vested in the contributions plus actual earnings thereon after three years of service. A year of service requires a minimum of 1,000 hours of service during the vesting computation period with the Company or an affiliate.

Forfeited Accounts

A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contributions account and ARCs as of the earlier of (a) distribution to the participant of the participant’s vested balance, or (b) the last day of the first Plan year in which the participant incurs five consecutive Breaks in Service, as defined by the Plan. The forfeited funds are used to offset Employer contributions. Forfeitures utilized to offset Employer contributions totaled $2,490,534 during 2019. The forfeiture balance was $68,750 and $56,545 at December 31, 2019 and 2018, respectively.

Notes Receivable from Participants

Participants may borrow from certain of their fund accounts, subject to certain restrictions and requirements, a minimum of $500 and up to a maximum equal to the lesser of (a) $50,000, reduced by the participant’s highest outstanding loan balance during the 12-month period ending on the day before the loan is made, (b) 50 percent of their vested account balance or (c) 100% of the participant’s vested account balance, excluding ARC, Roth and Merged ESOP subaccounts. Only one loan per year may be taken, and a participant may not apply for a loan if the participant has had a loan outstanding within the past thirty days. An additional loan may be permitted for the convenience of a participant by the Loan Administrator when errors in loan amortizations, loan administration or loan payment processing occur and the Loan Administrator or Plan sponsor is at least partly at fault. Except for certain loans relating to a participant’s principal residence, loans must be repaid within five years. Loans bear a fixed interest rate of one percent over the prime rate as listed in the Wall Street Journal on the last business day of the previous quarter. Effective April 1, 2018, the interest rate for new loans will be the prime rate as published in the Wall Street Journal on the business day prior to the date the loan request is received, plus one percent. Interest on loans outstanding ranged from 4.25% to 9.25%, reflecting the change in interest rates during the life of the outstanding loans. Principal and interest is paid through payroll deductions.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition

As reported by T. Rowe Price Trust Company, a wholly owned subsidiary of T. Rowe Price Associates, Inc. (the “Trustee”), Plan investments are reported at fair value. Fair value is the price that would be received from an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in fair value of investments is comprised of the net realized and unrealized gains and losses.

The Equity Index Trust Fund, the U.S. Small-Cap Value Equity Trust, the Blue Chip Growth Trust and the T. Rowe Price Retirement Trusts (“Retirement Trusts”) are common collective trust funds operated by the Trustee. Each investor’s beneficial interest in the net assets of the trusts are represented by units, an unlimited number of which are authorized. Unit transactions are subject to terms, conditions, and limitations defined in the Declaration of Trust. Trust units are issued and redeemed only on a valuation date and at the net asset value (“NAV”) per unit computed on that date. The Equity Index Trust Fund’s and each Retirement Trust’s financial instruments are valued and their NAV is computed at the close of the New York Stock Exchange each day it is open for business. The investment objective of The Equity Index Trust Fund is to seek long-term capital appreciation by investing primarily in common stocks. Specifically, the trust seeks to replicate the total return of the U.S equity market as represented by the S&P 500 Stock Index. The investment object of each Retirement Trust is to seek the highest total return over time consistent with an emphasis on both capital growth and income. The Retirement Trusts pursue these objectives by investing primarily in a diversified portfolio of other T. Rowe Price common trust funds that represent various asset classes and sectors. The Retirement Trusts’ allocations between stock and bond trusts will change over time in relation to each trust’s target retirement date. The Retirement 2005-2060 Trusts are managed based on the specific retirement year (target date) included in the name and assume a retirement age of 65. The target date refers to the approximate year an investor in a trust would plan to retire and likely stop making new investments in that trust. Each trust is designed for an investor who anticipates retiring at or around the target date and who plans to withdraw the value of the account in the trust gradually after retirement. Over time, the allocation to asset classes and underlying trusts will change according to a predetermined “glide path.” The glide path represents the shifting of asset classes over time with the asset mix becoming more conservative – both prior to and after retirement – as time elapses. At the target date for each of the Retirement Trusts, each trust’s allocation to stock-related investments is anticipated to be approximately 55% of its assets. Each such trust’s exposure to stocks will continue to decline until approximately 30 years after its target date, when its allocation to stock-related investments will remain fixed at approximately 20% of each trust’s assets with the remainder being invested in bond-related investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document and the loan policy.

Administrative Expenses

All direct expenses, to the extent allowed by law, are charged to the Plan. Direct expenses include Trustee, investment consulting, record-keeping, legal, and auditing expenses related to the Plan. There is also a quarterly administrative credit provided to eligible participants based upon the amount the Plan’s recordkeeper receives for administrative services from certain of the Plan’s investments which is more fully described in the “Participant Accounts” section under NOTE A - DESCRIPTION OF THE PLAN, above.

Payment of Benefits

Benefit payments to participants are recorded when paid.

NOTE C – FAIR VALUE MEASUREMENTS

“Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosure, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction in an asset sale or to transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 –	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 –	Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 –	Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock

This investment is valued at the closing price reported on the active market on which the individual security is traded. This investment is classified within Level 1 of the valuation hierarchy.

Mutual Funds

These investments are publicly traded investment vehicles, which are valued daily at the closing price reported on the active market on which the individual securities are traded. These investments are classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding. The fair market value of the Common Collective Trust Funds have been established using the NAV under the practical expedient approach and therefore are not assigned to a level in the hierarchy table.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2019 and 2018.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2019 and 2018.

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$67,280,342	$-	$-	$67,280,342
Kroger Shares	7,540,656	-	-	7,540,656
Total investments in fair value hierarchy	$74,820,998	$-	$-	$74,820,998
Investments measured at NAV				839,922,942
Total investments at fair value				$914,743,940

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$146,298,234	$-	$-	$146,298,234
Kroger Shares	8,015,405	-	-	8,015,405
Total investments in fair value hierarchy	$154,313,639	$-	$-	154,313,639
Investments measured at NAV				593,696,283
Total investments at fair value				$748,009,922

Fair Value Estimated Using NAV per Share

The following table at December 31, 2019 and 2018 sets forth a summary of the Plan’s investments with a reported estimated fair value using NAV per share:

	Fair Value at December 31, 2019	Fair Value at December 31, 2018	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Equity Index Trust	$42,814,694	$33,930,632	$0	Daily	None	30-day advance written notice
TRP Retirement 2005 Trust B	$2,761,203	$2,602,108	$0	Daily	None	30-day advance written notice
TRP Retirement 2010 Trust B	$5,580,916	$6,587,246	$0	Daily	None	30-day advance written notice
TRP Retirement 2015 Trust B	$17,846,583	$18,053,103	$0	Daily	None	30-day advance written notice
TRP Retirement 2020 Trust B	$73,864,253	$68,251,843	$0	Daily	None	30-day advance written notice
TRP Retirement 2025 Trust B	$120,394,842	$101,298,933	$0	Daily	None	30-day advance written notice
TRP Retirement 2030 Trust B	$123,727,246	$100,727,166	$0	Daily	None	30-day advance written notice
TRP Retirement 2035 Trust B	$91,688,960	$70,272,648	$0	Daily	None	30-day advance written notice
TRP Retirement 2040 Trust B	$83,868,092	$66,006,732	$0	Daily	None	30-day advance written notice
TRP Retirement 2045 Trust B	$73,761,205	$55,923,583	$0	Daily	None	30-day advance written notice
TRP Retirement 2050 Trust B	$38,140,523	$27,075,866	$0	Daily	None	30-day advance written notice
TRP Retirement 2055 Trust B	$39,165,775	$28,469,098	$0	Daily	None	30-day advance written notice
TRP Retirement 2060 Trust B	$10,539,311	$5,350,466	$0	Daily	None	30-day advance written notice
TRP U.S. Small-Cap Value Equity Trust	$10,485,022	$9,146,859	$0	Daily	None	30-day advance written notice
TRP Blue Chip Growth Trust	$105,284,317	$0	$0	Daily	None	30-day advance written notice
TRP Government Money I	$157,354	$130,037	$0	Daily	None	None

NOTE D – STABLE VALUE FUND

The Stable Value Fund is a collective trust fund sponsored by T. Rowe Price Associates, Inc. Each investor’s beneficial interest in the net assets of the trust is represented by units, an unlimited number of which are authorized. Unit transactions are subject to terms, conditions, and limitations defined in the Declaration of Trust. Trust units are issued and redeemed only on a valuation date and at the NAV per unit computed on that date. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted by retirement plans invested in the trust. The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. The trust will attempt to achieve these objectives by investing principally in guaranteed investment contracts (“GICs”) issued by insurance companies; investment contracts issued by banks (“BICs”); structured or synthetic investment contracts (“SICs”) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); separate account contracts; and other similar instruments that are intended to maintain a constant NAV while permitting participant initiated, benefit-responsive withdrawals for certain events.

The Stable Value Fund investment has been identified as a fully benefit-responsive investment. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the benefit-responsive investments, plus earnings, less participant withdrawals, and administrative expenses. The benefit-responsive investments impose certain restrictions on the Plan, and the investments themselves may be subject to circumstances that impact their ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the investments to transact at less than contract value is not probable.

All investment contracts held by the Stable Value Fund are effected directly between the trust and the issuer of the contract and are nontransferable. Permitted participant-initiated withdrawals refer to withdrawals from the trust by an employer-sponsored defined contribution plan directly as a result of participant transactions allowed by the Plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the Plan.

NOTE E – INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 21, 2017, that, in the opinion of the IRS, the terms of the Plan conform to the requirements of Code Section 401(a) of the Internal Revenue Code (“IRC”). Although the Plan has been amended and restated since the effective date of the determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any tax periods in progress.

NOTE F – PLAN TERMINATION

The Company expects to continue the Plan indefinitely but has the right to amend or terminate the Plan as necessary. If the Plan were to be terminated, Plan participants would become fully vested in their account balances and all assets of the Plan would be distributed to the individual participants based upon their individual account balances at the date of termination.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets invested in mutual funds with a fair value of $17,685,841 and $102,198,922 at December 31, 2019 and 2018, respectively, common collective trust funds with a fair value of $839,922,942 and $593,696,283 at December 31, 2019 and 2018, respectively, and a fully benefit-responsive investment contract with a contract value of $55,845,781 and $51,514,955 at December 31, 2019 and 2018, respectively, are managed by the Trustee or by T. Rowe Price Associates, Inc. (a company related to the Trustee through common ownership). Such transactions qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan to the Trustee for administrative services were $5,000 for the year ended December 31, 2019. There are additional fees paid by the Plan to parties-in-interest for investment management and other services, which are included in the net appreciation/depreciation and/or administrative expenses reported in the statement of changes in net assets available for benefits.

At December 31, 2019, the Plan held 260,112 Kroger Shares with a fair value of $7,540,656.

At December 31, 2018, the Plan held 291,469 Kroger Shares with a fair value of $8,015,405.

NOTE H – RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were issued. The Company has determined there are no other material subsequent events which require adjustment to or additional disclosure in the Plan’s financial statements.

Subsequent to the date of the statement of net assets available for benefits, the World Health Organization declared the outbreak of COVID-19, a novel strain of Coronavirus, a pandemic.  This contagious disease outbreak has continued to spread across the globe and is impacting worldwide economic activity and financial markets.  As of the date of the issuance of the financial statements, the economic uncertainty cause by the outbreak has also resulted in a significant decline in the value of certain investments, including those held by the Plan, since the date of the statement of net assets available for benefits.

NOTE J – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2019 and 2018:

	2019	2018
Net assets available for benefits per the financial statements	$1,026,457,457	$849,895,064
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	657,475	(1,065,485)
Net assets available for benefits per the Form 5500	$1,027,114,932	$848,829,579

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net increase in net assets available for benefits per the Form 5500 for the year ended December 31, 2019:

Net increase in net assets available for benefits per the financial statements	$176,562,393
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,065,485
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	657,475
Net increase in net assets available for benefits per the Form 5500	$178,285,353

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 56-0905940
PLAN NUMBER: 003
December 31, 2019

(a)	(b)	(c)		(d)	(e)
		Description of Investment, including
	Identity of Issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Shares	Cost**	Current Value

	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT, AT FAIR VALUE
*	T. Rowe Price Associates, Inc.	Stable Value Fund	55,845,781		$55,845,781

		MUTUAL FUNDS
	American Funds	Cap World Growth & Income Fund	259,620		$13,570,338
	Loomis Sayles	Core Plus Bond Fund	1,193,978		15,903,793
	Harding Loevnr	International Equity Instl Fund	401,126		9,546,788
	Prudential	Global Real Estate Fund	176,962		2,392,522
	Harbor	Small Cap Growth Opp Instl Fund	768,175		8,181,060
*	T. Rowe Price Associates, Inc.	U.S. Bond Index Fund	429,595		4,828,651
*	T. Rowe Price Associates, Inc.	Value Fund	334,823		12,699,836
*	T. Rowe Price Associates, Inc.	Government Money I	157,354		157,354
		Total Mutual Funds			$67,280,342

	COMMON COLLECTIVE TRUST FUND, AT FAIR VALUE
*	T. Rowe Price Associates, Inc.	Equity Index Trust	350,710		$42,814,694
*	T. Rowe Price Associates, Inc.	Retirement 2005 Trust B	167,042		2,761,203
*	T. Rowe Price Associates, Inc.	Retirement 2010 Trust B	321,667		5,580,916
*	T. Rowe Price Associates, Inc.	Retirement 2015 Trust B	960,010		17,846,583
*	T. Rowe Price Associates, Inc.	Retirement 2020 Trust B	3,708,045		73,864,253
*	T. Rowe Price Associates, Inc.	Retirement 2025 Trust B	5,692,428		120,394,842
*	T. Rowe Price Associates, Inc.	Retirement 2030 Trust B	5,558,277		123,727,246
*	T. Rowe Price Associates, Inc.	Retirement 2035 Trust B	3,969,219		91,688,960
*	T. Rowe Price Associates, Inc.	Retirement 2040 Trust B	3,538,738		83,868,092
*	T. Rowe Price Associates, Inc.	Retirement 2045 Trust B	3,092,713		73,761,205
*	T. Rowe Price Associates, Inc.	Retirement 2050 Trust B	1,599,854		38,140,523
*	T. Rowe Price Associates, Inc.	Retirement 2055 Trust B	1,643,549		39,165,775
*	T. Rowe Price Associates, Inc.	Retirement 2060 Trust B	688,394		10,539,311
*	T. Rowe Price Associates, Inc.	Small Cap Value Equity Trust	443,904		10,485,022
*	T. Rowe Price Associates, Inc.	Blue Chip Growth Trust	2,178,446		105,284,317
	Total Common Collective Trust Funds				$839,922,942

		COMMON STOCK
*	The Kroger Co.	Kroger Shares	260,112		$7,540,656

		PARTICIPANT LOANS***
*	Participant Loans***	Interest rates ranging from 4.25% to 9.25%, maturing through November 2034.			$33,110,677

					$1,003,700,398

*	Party-in-Interest to the Plan
**	Cost information omitted for participant directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

	By:	Harris Teeter Supermarkets, Inc., as Plan Sponsor

	By:	/s/ Scott K. Nations
Vice President

Date: June 29, 2020